Exhibit 99(a)(5)(vi)
The following is a transcript of a conference call held on December 2, 2008 at 8:00 a.m. Eastern Standard Time. The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”) and OCEANEs of Wavecom. This transcript is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).
OPERATOR: Good morning ladies and gentlemen, and thank you for standing by. Welcome to the Sierra Wireless Inc. Special Announcement conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press the star key followed by zero for operator assistance at any time. I would like to remind everyone that this conference call is being recorded today, Tuesday, December 2nd, 2008, at 8 a.m. Eastern Time.
     And I would now like to turn the conference over to Mr. Jason Cohenour, President and Chief Executive Officer. Please go ahead sir.
     JASON COHENOUR (President and Chief Executive Officer, Sierra Wireless, Inc.): Thank you, Patrick, and good morning everyone. Thank you for joining our call today to discuss the announcement of Sierra Wireless’ agreement to acquire Wavecom in a friendly transaction. Before we get started, Dave McLennan, the company’s CFO, will read through our cautionary note regarding forward-looking statements, and some additional legal notices. Dave?
     DAVID MCLENNAN (Chief Financial Officer, Sierra Wireless, Inc.): Thanks Jason, and good morning everyone. Certain statements in this presentation that are not based on historical facts constitute forward-looking statements for, or forward looking information within the meaning of the US Private Securities Litigation Reform Act of 1995, and applicable Canadian and French securities laws. These forward-looking statements are not promises or guarantees of future performance, but are only predictions that relate to future events, conditions, or circumstances, or our future results, performance, achievements, or developments, and are subject to substantial known, and unknown risks, assumptions, uncertainties, and other factors that could cause our actual results to performance, achievements, or developments in our business, or in our industry to differ materially from those expressed, anticipated, or implied by such forward-looking statements.
     Forward-looking statements in this presentation include all financial guidance for the fourth quarter of 2008, and all other disclosure regarding possible events, conditions, circumstances, or other results of operations that are based on assumptions about future economic conditions, courses of action, and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.
     Forward-looking statements include statements regarding the offers for the shares, for the Wavecom shares, ADSs and OCEANE’s of Wavecom, statements regarding the outlook for our future operations, plans, and timings for this — plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or development, statements about future market conditions, supply conditions, and customer demand conditions, channel inventory and sell-through, revenue, gross margin, OpEx, profits, forecasts of future costs expenditures, the outcome of legal proceedings, and other expectations, intentions, and plans that are not historical fact.
     The risk factors and uncertainties that may affect our actual results, performance, achievements, or developments are many, and include, amongst others, our ability to develop, manufacture, supply, and market new products that we do not produce today, to meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and other are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR, EDGAR, and the AMF website.
     As well, in each of the two companies, other regulatory filings with the Securities and Exchange Commission in the US, and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this presentation are qualified by this cautionary statement, and we cannot assure you that actual results, performance, achievements, or developments that we anticipate will be realized.
     Forward-looking statements are based on Management’s current plans, estimates, projections, beliefs, and opinions, and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs, and opinions change, except as required by law.
     With regard to the tender offers described in this presentation, Wavecom security holders and other investors should carefully read the Tender Offer Statement on Schedule TO, and the note d’information, as well as the Schedule 14D-9, and note en response to be filed, because these documents will contain important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials, and any other documents filed with the AMF from the AMF website. The materials are also available on Sierra and Wavecom’s website.
     With that, I’ll turn it back to Jason.
     JASON COHENOUR: Thank you, Dave. As an agenda, I’ll first discuss the strategic rationale and merits of the combination. Dave will then go through the details of the transaction, and we’ll end with a short Q&A session. Before we begin, I’d also like to welcome Ron Black, CEO of Wavecom, and Chantal Bourgeat, CFO of Wavecom, for joining me on the call today here in Paris; Dave in Vancouver.
     Today we’re very pleased to announce that Sierra Wireless has agreed to make a cash tender offer for all outstanding shares of Wavecom. Under the terms and conditions of the tender offer filed with the AMF in Paris today, Sierra Wireless will make a cash offer of 8.50 Euros per Wavecom share, and 31.93 Euros per OCEANE convertible bonds. Our offer of 8.50 per share represents a premium of 21 percent over Gemalto’s October 6th unsolicited offer to acquire Wavecom, and a 108 percent premium over the share price on October 3rd, prior to Gemalto’s announcement. We’re also very pleased to announce that this is a friendly deal, with both Boards unanimously agreeing to the proposed transaction.
     Additionally, Wavecom’s founding shareholders, who own 21 percent of the outstanding share capital of the company, have agreed to tender all of their shares to the offer.
     Now moving from the transaction to strategic rationale, I’d like to talk first a little bit about both companies. Both Sierra Wireless and Wavecom are very successful companies in wireless data, that share a similar history, but who are concentrated in two different geographies; Sierra Wireless in North America, Wavecom in Europe. Both companies were founded as start-ups in 1993. Both became public companies in 1999, and today, both are recognized industry leaders with over 1,000 employees between them. Our companies have worked together often as partners, and industry peers, and we know each other well. In fact, Sierra Wireless is a Wavecom customer.
     Through all our interactions, it is clear that as pioneers in wireless data, both companies share a common culture focused on innovation and technology leadership. Although we have very similar cultures, we’re different companies with complementary businesses and capabilities.
     First I’ll talk a little bit about Sierra Wireless. Many of you on the call today know our industry and follow us, but I’m sure there are others who are not as familiar with Sierra Wireless. We are a rapidly growing global leader in wireless modems for mobile computing, and machine-to-machine applications. We generated revenue of 440 million US in 2007, and are guiding to revenue of 574 million US for 2008.

     The majority of our business representing 84 percent of our year-to-date sales is in mobile computing, specifically USB modems, (inaudible), AirCards, or data cards, and embedded modules for laptops. In this market, we hold the number one market share position in North America, and number two worldwide.
     We also have a growing business in M2M, including intelligent gateways and software, and 3G embedded modules. We’re recognized as an innovator and technology leader in our target markets, and pride ourselves on being first to market with new air links and features. In addition, we have strong relationships with many market leading OEMs, and mobile network operators such as AT&T, Sprint, Telefonica, Telstra, and SoftBank.
     Wavecom is also a global leader. They have the most advanced and comprehensive product offering in the M2M market, including 2G, 2.5G, and multimode modules, with high levels of integration and advanced application platforms and tools that deliver lower total cost of ownership and faster time to market for their customers. Like Sierra Wireless, Wavecom is a recognized technology and innovation leader, and has strong relationships globally, with particular strengths in the areas of automotive, security, energy, and fleet management.
     Based on our common values and our complimentary business in wireless data, with respect to the target markets, technology, et cetera, it’s clear that Sierra Wireless and Wavecom are a natural match to join forces, and together, we aim to create a truly global leader in the wireless data market; an exciting proposition for all stakeholders, including employees, customers, partners, and investors.
     So why is this an exciting proposition? Because Wavecom and Sierra Wireless together will be a global leader in a market with tremendous growth opportunities. The wireless data market is large and growing. Analysts are estimating it will reach almost 300 million units in 2013, representing a compounded annual growth rate of 35 percent; tremendous opportunity for Sierra Wireless and Wavecom to combine our complementary businesses, assets, and strengths to capture a significant share of this growth.
     We do the wireless data market in two main segments. First, the mobile computing segment, representing PC adapters, USB modems, PC cards, and embedded modules for Notebooks. This is the segment were Sierra Wireless is the leader today, and where we have significant business concentration. We expect growth in this segment to continue, and feel we are well positioned going forward. We believe that adding the capabilities and regional presence of Wavecom in key markets such as Europe, further bolsters our market position.
     Second, the M2M embedded module segment is also growing rapidly, and is expected to reach almost 100 million units in 2013. This is the segment where Wavecom is a leader today, with its 2G, and 2.5G solutions, including highly integrated multimode modules, and software solutions. Sierra Wireless also provides 3G module solutions into this segment.

     We believe that combining the products and channels of Sierra Wireless and Wavecom creates a clear market leader in this important high-growth market. While we view these two markets as distinct, both share many of the same ecosystem elements, and basic technology platforms. We believe that together we can leverage these common elements to strengthen our market position, and drive profitable growth.
     We believe that a combined Sierra Wireless and Wavecom is uniquely positioned in the market. Together, we’ll have the most comprehensive product portfolio in the industry, including PC adapters, 2G, 3G, and multimode modules, M2M gateways, software, and solutions. Together, we’ll have a significant presence and market share in all regions globally. Together, we’ll have strong relationships with many of the leading mobile network operators around the world, and be seen as a real partner in driving ARPU growth and subscriber growth. Together we will have more customers and more relationships with market leading OEMs than any of our competitors. Some of these OEMs include names like Cisco, HP, Erickson (phon), Hujo (phon), Honeywell, and Ingenico. Together, we’ll be a clear leader in advanced wireless data technology and innovation, and we will have unparalleled research and development capabilities.
     Combining Sierra Wireless and Wavecom into a global leader, and enabling us to capture a greater share of the wireless data market growth, is an opportunity for all our stakeholders. For Wavecom stakeholders, the acquisition is expected to offer significant benefits. Shareholders are receiving all cash consideration and a 108 percent premium over the share price on October 3rd, in a friendly deal supported by the Board, and the founders.
     Customers will also benefit significantly from the transaction. At Sierra Wireless, we’ll have the products, resources, and capabilities to deliver a broad range of wireless data solutions for a myriad of application needs. We will have truly global reach, including broad support capability, and vertical market expertise. We’ll have a world-class supply chain, with true scale and global capability, and we’ll have the most advanced innovative technology in the industry.
     Of key importance, employees will benefit significantly from the transaction. Working for a true global leader in a high growth market, our employees will have the opportunity for more career challenges in a company that’s well positioned, and that has long-term financial strength, stability, and growth prospects.
     With respect to Sierra Wireless shareholders, the acquisition of Wavecom is fully aligned with the growth and diversification strategy we have articulated many times before. The opportunity to acquire a market leader in M2M embedded modules and solutions is simply one we can’t pass up. As we’ve discussed, this deal turned Sierra Wireless into a true global leader in wireless data, but it also incorporates key aspects that we feel are important to M&A driven growth. Specifically, the acquisition of Wavecom leverages our company’s core capabilities. We know the industry, and we’re experts in wireless data. We are not straying from our core business.

     It diversifies our customer base, and our business lines, providing long-term sustainable growth, and reducing the potential for concentration driven volatility. It expands our position in the wireless data value chain. While Wavecom, like Sierra Wireless, is known as a wireless devices company, they have also made significant progress in building their capabilities and product offerings in M2M sub-systems, and software solutions. We believe that expanding our position in the value chain is strategically important.
     The transaction also strengthens our presence and capabilities in Europe and Asia. Based in France, Wavecom greatly improves our ability to compete in Europe, and to support our customers for all product lines, including mobile computing in the region. Like us, Wavecom has also established a strong presence, customer base, and capabilities in Asia. Combining our resources in this region further bolsters our capabilities as a global leader.
     We also believe the combination has low integration risk, and as we’ve discussed, we share a common culture. Our businesses are complimentary with many similarities, yet little direct overlap, and it’s a friendly transaction. Overall, Wavecom is a great fit for Sierra Wireless.
     We expect the combination to drive substantial shareholder value over time. Sierra Wireless will continue be in a strong financial position, with combined pro forma 2008 revenue of nearly 750 million US. We would expect the transaction to be dilutive in 2009 and accretive on a cash earnings basis in 2010. We will be well capitalized with no debt, and have ample liquidity, based on our estimated pro forma cash, to support continued growth.
     Furthermore, we expect significant opportunities for positive synergies. Particularly, we believe we can drive increased revenue and growth through complementary products, sales channels, and regional concentration. We also believe we can drive significant product cost savings through a combined product volume, scale, and procurement savings.
     On that note, I’d now like to turn to Dave McLennan, CFO of Sierra Wireless, to take us through the details of the transaction.
     DAVID MCLENNAN: Thanks Jason. It’s an all cash transaction for all of the outstanding shares and convertible bonds of Wavecom. The tender offer for the shares is 8.50 Euro per share, and in the case of the ADSs, the US dollar equivalent. The total equity tender amount is 137 million Euros. The tender offer for the convertible bonds is 31.93 Euro per bonds, and the total bond tender amount is 81 million Euros. There will be a concurrent French and US tender offer.
     The tender offer is subject to acquiring 50 percent plus one of the outstanding voting shares, and the offer was filed this morning, and is subject to the customary regulatory processes. We also expect that the offer will close late in the first quarter, subject to regulatory approvals.

     The total transaction value of both the equity and convertible bond tenders is 218 million Euros, which is approximately 275 million US. We will use a combination of cash on our balance sheet, and a committed bridge facility to finance the transaction.
     French Securities regulations require offers to be fully funded. In order to meet this requirement, we have issued a 218 million Euro letter of credit. The 81 million Euro tender for the convertible bonds will be funded with a committed bridge facility. Upon change of control, the bonds will be redeemed back to Wavecom, and the redemption proceeds will be used to repay the bridge.
     The 137 million Euro tender for the shares will be funded with balance sheet cash. On a pro forma basis, the company is well capitalized with approximately US $100 million of cash and no debt following the redemption of the bonds. We have also put in place a $55 million US committed line of credit for additional working capital liquidity.
     Wavecom and its founders fully support the offer. We have entered into a memorandum of understanding with the company, which calls for several things. The Wavecom Board of Directors will recommend to shareholders that they tender their shares subject to an independent appraiser’s opinion. The MOU also includes a non-solicitation clause, as well as providing us with a right to match in the event of other offers, and a break-up fee under certain circumstances. Separately from the MOU, The founders have agreed to tender all of their shares. This represents 21 percent of the shares outstanding.
     Back to you Jason.
     JASON COHENOUR: Thanks Dave. So, to summarize quickly, we believe Sierra Wireless and Wavecom are a natural match, and that together we will create a true global leader in wireless data. And with that, we have some time for a short Q&A session.
     OPERATOR: Ladies and gentlemen, we will now conduct a question and answer session. If you have a question, please press the star key followed by the one on your touch-tone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you’re using a speakerphone, before pressing any keys. One moment please, for your first question.
     Your first question comes from George Ewaniuk (phon) of Oppenheimer. Please proceed.
     GEORGE EWANIUK: Thank you for taking my questions, Jason and Ron. Can you give us an idea of how the revenues are split for Wavecom, and go through the near-term growth drivers, you know, specifically with automotive, and security, and various segments?
     RONALD BLACK: Sure. It’s Ron. The Wavecom’s revenue is all in the industrial and automotive space. The automotive space accounts for about 40 percent of the revenue if you look at both the tier one, so first mount (phon), where it’s put on the cars in the line, and the, at the aftermarkets; so fleet management, stolen vehicle recovery. About 50 percent of the revenue is the industrial segment, and that is, Jason outlined, includes things like automatic metre reading, point of sale terminals, and the like, and we have a small business in, more towards the mobile computing side; the traditional business of Sierra Wireless, which amounts to about 10 percent of the sales.
     Near-term, well for the last year, we’ve been having a revenue decline. If you go to our website, you can see most of this revenue decline was associated with contraction in the automotive space, and the alarm space, where starting in the second half of last year, we saw a pretty steep reduction in alarm systems sold in the US as the housing bubble in the US started to roll out.
     In the future, we see all of these segments growing, and while we haven’t announced the detailed names of it, we have two very significant design wins in automotive. One is, again, if you look on the website, a Japanese provider that has a very strong position in automotive. This is a platform very similar to the OnStar platform that you’re probably very familiar with in the US for General Motors that will be produced starting in the first half of next year. And we have a European carmaker where it’ll start production in the second, in the first half of 2010.
     That platform, kind of relating to what Jason had outlined with Wavecom, includes the basic communication functionality; the module, as well as our remote device management platform that allows you to, over the air, update figures in the car. So as a typical example of that, GPS devices, which are partnered with this product as it actually rolled out, often have improvements in the algorithms, and the way they converge more rapidly. And through the over the air technology, which is a service that, it’s a pay-per use service, you can actually update the software in a very simple way, and allow the drivers to have an improved experience within the car.
     So we think automotive is going to be very good, and certainly as the housing market starts to settle down and rebound, we think the alarm business will also be there. Metering has been somewhat mixed. It was slowed in the US as the economy slowed, but it’s been picking up again as a lot of the green energy topics have made a lot of headway.
     GEORGE EWANIUK: When you look at the automotive contract wins, how do you expect those to ramp, and are they to the scale that they can offset the headwinds that (inaudible) facing right now?
     RONALD BLACK: Yes, we believe so. In the one I described, the Japanese vendor for next year, they have a very large presence in the US. They have an intention, as the does the European carmaker, to move towards an every unit item. This is one of the trends in the car space where this class of technology is being used for safety and security purposes first, so it’s similar to a 911-type functionality. If the airbags go off in the car, the module detects it, and it sends an SOS call to the fire brigade at a...
     JASON COHENOUR: Fire department.

     RONALD BLACK: The fire department to come with an ambulance to, for the users. So I think this is going to move very quickly from a very high-end item, to an every unit item, which is very significant revenue.
     JASON COHENOUR: Yes, and I think specifically with respect to the Japanese win for Wavecom, that’s a, it’s a new win.
     RONALD BLACK: Yes, it’s a new customer.
     JASON COHENOUR: So every car that has one of these modules equals incremental growth from the current base of the automotive business.
     GEORGE EWANIUK: And Dave, or, could you step through the supply chain savings you anticipate, and you can compare the margin profiles of the two different business segments?
     DAVID MCLENNAN: It’s a little early to be spelling that out, George. Certainly we see that there are supply chain opportunities as we put the two companies together. I’d note that we, for instance, have a common manufacturer in Flextronics, so you know, that’s one of the areas that we think we can really achieve some synergies in. But at this point, it’s just too early to be sizing those.
     JASON COHENOUR: I will point out, I’ll add to that George, I think you alluded to the gross margin model, and the gross margin model in the Wavecom business is significantly different than that of the Sierra Wireless business. So, from a blended gross margin standpoint, any product cost savings aside and then clearly, that’s going to equal improved gross margin for the combines Sierra Wireless.
     GEORGE EWANIUK: Okay, thank you very much.
     JASON COHENOUR: Sure.
     OPERATOR: Your next question comes from Samuel Wilson of GMP Securities. Please proceed.
     SAMUEL WILSON: Good afternoon, two questions. First, did acquisition discussions occur pre the hostile takeover attempt, or the hostile takeover offer of Wavecom, or did the discussions sort of heat up after that?
     JASON COHENOUR: Well I, as I indicated in the call, Sam, we know Wavecom well. I think I met Ron for the first time four years ago, and you know, at an abstract level, we’ve had discussions about the idea of combining mobile computing and M2M. But with respect to serious discussions on this particular transaction, clearly that started following the bid by Gemalto. And in fact, if you want some more detail in that, it’s well chroniclized (phon) in the, in the filing with the AMF.
     SAMUEL WILSON: Got it. And then secondly, do you view that there’s any cost savings potential for the combined company in 2009, or is this all about revenue growth?

     JASON COHENOUR: It’s really about revenue growth. We’re very focused (phon) on the positive synergies, and both on product costs, not so much operating costs, but on product costs and on revenue growth.
     SAMUEL WILSON: Got it. And then can, Dan (phon) can you give us the break up fee?
     JASON COHENOUR: Break up fee is 3.27 million Euros under, and again, under certain circumstances.
     SAMUEL WILSON: Got it. Thank you.
     JASON COHENOUR: Sure.
     OPERATOR: Your next question comes from Michel Todoni (phon) of Raymond James. Please proceed.
     MICHEL TODONI: Hi, good morning. It’s Michel for Steven Lee (phon). Just a quick question here. I was wondering if you could talk about the competitive position, and if there’s any barriers to entry for the combined entity, and how you see that going forward? Thanks.
     JASON COHENOUR: Well with respect to competitive pressures, I, you know, I’ll speak again, philosophically about that. You know the Sierra Wireless business well, so I’m not going to spend a lot of time talking about our specific competitors. We’ve covered that a lot before. If you look at the machine-to-machine business, of course, it too has competitors, but I’ll point out that the machine-to-machine business is a far more fragmented industry than mobile computing, so you have more customers; you have more smaller customers. They’re more difficult to get to. They’re often, they’re often deploying much more complex solutions, and that has a plus and a minus. The plus is it’s, it creates kind of a natural barrier to entry, notwithstanding the fact there’s competitors there, it creates and environment where it’s just tougher for new competitors to enter, because you have to play, generally, a larger role in the value chain, and there’s more, and there just more markets to, more markets to cover.
     So, you know, that’s how I’ll characterize that. The other thing I’ll add too, is that Wavecom, as you know, or may know, is also developing a position in the M2M solutions space based on their acquisition of Anywhere Technologies, and that’s a very exciting element, I think, of the combined company, and will further expand the position in the value chain of the combined company. And I think that, in and of itself, is fundamentally more defensible than a devices only approach.
     MICHEL TODONI: Right, right. And one quick housekeeping question. On the Wavecom side, you mentioned that 10 percent of the revenues were on the traditional Sierra side. Is that correct, or did I get that wrong?
     RONALD BLACK: It was (inaudible). It’s more along the line of consumer oriented products and mobile professional, so it’s gateway type devices, some limited amounts on PC cards; very limited amount because we don’t focus on the high speed (inaudible), and there’s other products that would be similar to Sierra Wireless.

     MICHEL TODONI: Okay, great. Thanks.
     JASON COHENOUR: Yes, you bet.
     OPERATOR: Your next question comes from Gus Papageorgiou of Scotia Capital. Please proceed.
     GUS PAPAGEORGIOU: Thanks. Sorry Dave, you said that there’s about 1,000 people between the two companies. Can you kind of break those down into functions, like what proportion are in R&D, SG&A, and admin? And then just kind of, also, if you could just give us geographic breakdown. How many in North America and how many in Europe?
     DAVID MCLENNAN: In the combined company, Gus?
     GUS PAPAGEORGIOU: Yes, for the combined company.
     DAVID MCLENNAN: Well I don’t have that math off the top of my head. I’ll, but I’ll share with you that with respect to Sierra, and then maybe Ron can talk about Wavecom. But with respect to Sierra Wireless, a little over half of the company is in R&D, and approximately 10 percent in sales, another 10 percent in marketing, and the balance spread around other various functions; G&A, and operations. Our workforce, of course, is heavily weighted to North America. Outside of North America, we have approximately 10 percent of our workforce.
     RONALD BLACK: On the Wavecom side, approximately 250 people are in Europe. The bulk of them just outside of Paris and (inaudible). It’s a local suburb with a lot of high tech companies; 100 in the US, mostly in RTP, Research Triangle Park, which is between Raleigh and Durham, and then approximately 100 in Asia, with the bulk of those being in Hong Kong, in China.
     In terms of the profile of the skill sets, it’s about the same. You’d probably find that in the R&D front, we have more in software. Much of the content that we develop, especially with the acquisition of Anywhere Technologies, is around software.
     GUS PAPAGEORGIOU: And would it be fair to say that most of the R&D people are in Paris?
     RONALD BLACK: No, we have R&D facilities in Paris, in Toulouse, which is in the Southwest of France, which is the company, anywhere, RTP and Hong Kong. In fact, we have a distributed (phon) profile across all of those regions.
     GUS PAPAGEORGIOU: Okay, thank you very much.
     OPERATOR: Your next question comes from Deepak Chopra of Genuity Capital Markets. Please Proceed.
     DEEPAK CHOPRA: Good morning.
     JASON COHENOUR: Morning.
     DEEPAK CHOPRA: I was wondering, can you talk a little bit about what Wavecom’s breakeven point will be. I know the company recently announced a restructuring initiative to cut about 12 to 16 million Euros of cost from the business, so I was wondering if you can provide us maybe a bit of a business model what Wavecom will look like post-aqu (phon), and you know, so we get a sense what the breakeven point would be for the company?
     RONALD BLACK: Sure. This is Ron again. So if we just; our backlog last quarter was about 30 million Euros. Our gross margin is approximately 50 percent, so you can find the expenses that would equal that to have the breakeven on a cash basis. So I think that’s fairly straightforward.
     DEEPAK CHOPRA: Okay, so the company would breakeven more or less at a 30 million Euro mark post the, post initiative?
     RONAL BLACK: Approximately, yes.
     DEEPAK CHOPRA: Okay. In terms of suppliers, could you tell us what chipset suppliers Wavecom would use?
     RONALD BLACK: Yes, sure. We use chipsets primarily from MXP (phon). We also have our own chips. We have small semiconductor design capability, and Qualcomm (phon). That’s for the base (inaudible) chipsets. There’s a wider variety of RF and power amplifiers.
     DEEPAK CHOPRA: And I don’t know if you’ve provided this, has Wavecom provided any guidance for Q4 or 2009, or any metrics in terms of the business?
     RONALD BLACK: Yes, unfortunately our Board has taken the position for longer than I’ve been in the company, that we do not provide guidance.
     DEEPAK CHOPRA: Okay, terrific. Thank you.
     RONALD BLACK: Sure.
     OPERATOR: Your next question comes from Dev of Haywood Securities. Please proceed.
     DEV BHANGUI: Hi, good morning guys.
     JASON COHENOUR: Good morning, Dev.
     DEV BHANGUI: Just quick question in terms of cash flow for, on more for Ron, I guess. Talk about the cash flow, and if you can, just sort of talking about just the last quarter, Ron, if you can give us the LTM or the last 12 months of cash flow?
     RONALD BLACK: My CFO is looking it up as we speak.
     DEV BHANGUI: Okay. Just in terms of your commentary, in regards, you know, the transaction itself being in terms of revenue growth, 750 million in 2008 pro forma, dilutive in 2009 and then cash accretive in 2010. When you said dilutive, you are talking about the same cash (inaudible) in 2009, or are you talking about APS (phon)?
     DAVID MCLENNAN: We’re talking about both in 2009, Dev.
     DEV BHANGUI: Okay, so that’s a full calendar 2009?
     DAVID MCLENNAN: That’s correct.
     DEV BHANGUI: Okay. And then in terms of the product overlap, I mean, is there next year kind of overlap that, when you are talking about the synergies, when you think about the synergies going forward, besides the economical scale and being able to negotiate with your EMS manufacturers, is there any overlap in the R&D, in terms of any activity by the (inaudible) something (inaudible) in terms of product portfolio that you will able to get some benefits out of by calling them?
     JASON COHENOUR: I think our view on that right now, Dev, is that the product lines are sufficiently separate that they require continued focus in R&A on their own, and their respective product roadmap tracks. So rather than focusing on OpEx synergies, aside from what Wavecom has already planned in terms of cost reductions, looking forward as a combined company rather than focusing on that, we’re very much focused on the product cost synergies, and revenue growth synergies.
     So, you know, that’s our view, and we haven’t gotten into it yet with respect to integration, but that’s certainly our view of that at this point in time.
     DEV BHANGUI: So, what is the OpEx for Wavecom in terms of the new model after they were done all the cost cutting and so on, Ron?
     RONALD BLACK: If you just look at the previous income statement, you’ll find that we’re cutting between 3 and 4 million Euros per quarter based on the updated one, and just a few more words on that, Dev. In 2006, we acquired the M2M business from Sony Erickson, and we took upon a path to do two things. The first was the gross margin improvement. Gross margin is up 15 percent, and we have a very efficient and streamlined supply chain of manufacturing operation outsourcing that exactly is (inaudible) and we’ve improved that gross margin tremendously. Part of that gross from—to about 50 percent; 45 today.
     We did the same thing with Wavecom when I came to the company, and we did that through a lot of focus on industrialization from a design standpoint, and spinning (phon) the parts and having a very specific focus on component selection. So from an R&D standpoint, Wavecom is extremely innovative, but in fact, we’re behind in terms of the deployment of high speed (inaudible), because in general in our market, it doesn’t have this. So the beauty of this combination is Sierra Wireless has all of this expertise in (inaudible) on the CDMA side, and HSDPA (phon), and WiMax as well, so that combination get router-routed (phon), so to speak, way before we get it, and our team will be able to do it in the way that Jason said, spin the design much more quickly into the form factors in the industrial specificies (phon) for more aggressive environment, and then put them into the marketplace.
     So we’re going to have shorter time to market, more experience on the products, better relationships with the component suppliers, better relationships with the manufacturers, and we’re going to have less fundamentally a better customer experience because there’s going to be less bugs (phon) as we go through it. So I think when you look at this in the industry, we have the broadest product line in the industry. We’ll have the fastest time to market of anybody in M2M and it’s really that leveraging that from Sierra Wireless that’s going to be able to get it done.

     DEV BHANGUI: Thanks Ron. On that, one last question from wire (phon) side and just about in terms of the M2M space within Europe itself, can you just highlight for us what sort of range, just a rough range of market share you guys combined? I know you guys have a dominant share position there and there’s Siemens as well, but if you can just highlight us two or three players who you would consider to be close competitors in terms of the market share; that will be great. And also, give us your kind of market share (inaudible). Thanks.
     RONALD BLACK: Unfortunately, compared to the PC space and even there, I think it’s difficult; there’s not great reports. I recommend you go to ADI which is probably the one that most people quote. Prior to this economic slow down and some of the revenue decline we had before we quote somewhere around 25 percent of the market, very similar to Siemens which has now been spun off. It’s actually called Emperion. A private equity firm called Grandall Baird (phon) plus a small consortium picked that up in the beginning of this year.
     Besides that, the other typical competitors are a company called Thincom. This is a Chinese company focused mainly on lower priced type products. They have less of a position in Europe and the US because they don’t provide essential ITR coverage like Sierra and Wavecom do. There is a company, an Italian/Israeli company called Telit that has been growing over the last couple of years. There is another company from the US called Enfora which you may know; it’s a privately held company that was going to go public earlier this year but pulled it given the macro economy. They also do more box level solutions but they have been in growing.
     There’s a small company out of Singapore called iWOW which is actually also a customer of ours but they have a similar module product. And to a lesser extent, because they’re mostly focused on an adjacent space, is companies like WaWai (phon), a Chinese and GTE’s Zongshen Telecom that do a similar product but less in the M2M space.
     DEV BHANGUI: Great, thanks a lot Ron and if your CFO will be able to get that, an approximate cash flow number, that would be great.
     CHANTAL BOURGEAT: In fact, our cash at the end of 2007 was 139 million Euro and end of September 2008, it was 125, so a consumption of 14 million. However, as Ron explained we made an acquisition at the beginning of the year of Anyware Technology and the cash for that was 11 million. And in addition, in August we purchased back some of our shares for 3 million, so it is a total of 14 million. And in addition, we had no more assets purchase of investment—fixed asset purchase of around 5 million, which means that the business itself generated around 5 million Euro cash despite the operating loss that we assumed (phon).
     DEV BHANGUI: Okay, thank you Chantal and all the best.
     CHANTAL BOURGEAT: Thank you.
     RONALD BLACK: Thanks Dev.
     OPERATOR: Your next question comes from Bill Choi of Jefferies & Company. Please proceed.

     BILL CHOI: Okay thanks, hi guys.
     JASON COHENOUR: Hi Bill.
     BILL CHOI: So, first question for Ron, I guess. I recall you guys moving to efficiency model of, you know, more of selling the modules very cheaply and then collecting more of an ongoing revenue stream, you know, collecting over a longer period of time in terms of maintenance and servicing. How does that kind of work, now that Sierra Wireless actually has some of its own terminals business. What is the strategy for selling in the module? Does that change anything?
     RONALD BLACK: Well, of course, after we go through some more detailed analysis because we haven’t started the integration and the detailed strategy testing we can do that. Maybe just to reflect on what you’re describing, what we’ve been able to do is, because we focused largely on cost reductions, supply chain, manufacturing, very, very good cycle times, we’ve been able to take the cost down tremendously.
     As an example, you know, two years ago the ASP of our modules was somewhere around, let’s call it 55 million Euros. Multiply that by whatever your favourite factor is; 1.2 to 1.5 and so we’re talking into the 60, 70s Euros per module. And is something like $30 will be the price, the average selling price last year. We’ve been able to, at least since I’ve been in the company and we went through the first change and grew the gross margin from 20 percent to high 40s, low 50s, depending on how it goes.
     What we’ve found since we focus on gross margin optimization within the product line and we try to target that 50 percent gross margin level. What we’ve found is that customers are asking us to do two things. The first is to integrate more functionality. In the enterprise space, more and more of the customers are focusing on not just being a box stuffer and mover but offering a real definitive service for their customers. So, we do more and more of the work for them and I think that dovetails into perfectly what Jason did by acquiring...
     JASON COHENOUR: AirLink.
     RONALD BLACK: AirLink, yes which is also, as he mentioned, a customer of ours. Andy Berman’s a great guy and they have very, very nice product. So, we do more of that support work for the customers.
     The second is that the customers want a platform to be able to remotely diagnose and update the software in the box and this could be on the module itself. So, for instance, we can update our protocol spec right, or it can be the customer’s application. To do that, we’ve always had a download engine. I can get into the technical details if you’re interested later but we complimented that with the business that was bought from Anyware. I’d encourage you to go to their website where they offer two things: a development environment; a very slick IDE that allows you to very rapidly develop applications and a portal. So, if you could think of it as simply a URL that’s tied to our server that allows you to just go to the website in a safe, secure, dual authentication type mode with all of the appropriate ciphering and security aspects, to actually update the modules yourself without us being involved in it.
     So, that combination of software technology and solution, I think, fits into exactly what Jason and the AirLink guys have been looking at and so I think it’s a very natural migration from the software. It will be, you know, up to Jason and the management team to set the targets for Wavecom and how to actually deploy the pricing strategies and the margin strategies but I think it’s all very synergistic.
     BILL CHOI: As it stands now, over what period of time are these software downloads monetized?
     RONALD BLACK: I’m not sure I understand the question, I’m sorry.
     BILL CHOI: Well...
     JASON COHENOUR: I think Bill’s focused mainly and I’ll paraphrase, I think you’re focused mainly on what could the service revenue build to, in addition to the hardware and focus on cost reduction and high gross margin hardware. What could the service revenue build to over time?
     RONALD BLACK: I don’t think we’ve ever given a particular outlook on that. The Anyware Technology stuff today is relatively small; it’s about 7 million Euros in revenue. They are just deploying some of the new technologies. It actually has just been starting to sample this quarter, with let’s call it gold master, really high quality level of product coming out in the first quarter of 2009. The range in prices can, from a subscription model, can be anywhere from, you know, $0.10, $0.15 for infrequent use to 1 Euro per month, so $1 per month if you’re in the US. So, you can take the number of modules times — if it was 100 percent of tax rate and we had 5 million modules — times 12 months that would be, if it was perfect, it would be $60 million or something less than that. The gross margin would be high because once you have the basic infrastructure of the service put in place the incremental cost is relatively low so it moves towards a typical high margin software services business.
     JASON COHENOUR: Yes, and I think the key philosophical thing to point out there Bill, and I think you’re grasping is that with the combination between Sierra Wireless and Wavecom, clearly given the progress Wavecom has made in solutions and services, we accelerate our ability to start taking more of that value chain and generating longer term and higher gross margin revenue.
     BILL CHOI: Okay. One last question; just not quite sure if I understood the savings on the, you know, cost side here. So you use NXP, Qualcomm, I guess sometimes (inaudible) chips too, and then on Sierra’s side, it’s largely Qualcomm. What exactly do you plan to do to streamline that and what happens, Ron, to your own chip set development?
     JASON COHENOUR: I’ll let Ron speak on his own chip set development but with respect to, you know, what exactly we’re going to do to streamline that, we’re not — we’re still separate companies Bill, right? So, we still have a ways to go. If you just think again at an abstract level, we’re doubling the volume that we put through a manufacturing partner. So immediately, you look to the potential for NVA savings through your manufacturing partner then you start looking at component commonality, not only today, which there will be clearly some overlap - Wavecom is a Qualcomm customer we are, as an example — but over time and over time of course, one goal clearly needs to be to strive for, not at the expense of doing the wrong products, but to strive for platform commonality. So, over time you get the benefit of more common components plus the additional volume it enables you to drive some more cost out.
     So, you know, I have to stay abstract and philosophical at this point but I think there is some clear, low hanging fruit in the short term and then some more strategic things we can do over the long term to be more of a cost leader, candidly.
     Ron, did you want to comment on your own chip set plans?
     RONALD BLACK: I think that’s great. Obviously, we have to look strategically, exactly what to do as Jason’s saying, and when we do that we’ll make quick decisions on exactly how to position it.
     BILL CHOI: Okay, all right. Great, thanks.
     JASON COHENOUR: Thanks Bill.
     OPERATOR: Your next question comes from Arinder Mahal of Dundee Securities. Please proceed.
     ARINDER MAHAL: Good morning, guys.
     JASON COHENOUR: Hi Arinder.
     ARINDER MAHAL: Just a couple of questions. First off, Ron, what percentage of your business is through the operator channel?
     RONALD BLACK: Excellent question. It’s relatively small today. We obviously work with all of the operators but most of our business is either direct or indirect sales to enterprises and this is one of the things that we think, Jason and I, is absolutely fantastic from the combination. Because Jason’s team intimately knows this, as he said in his script, it’s not far. It’s a natural adjacency but they spend more time with operators from a product set and going through and we also are doing that more and more.
     As an example, one of the technologies that we deployed and actually won an award from one of our large automotive customers is embedded SIM, inSIM is the registered trademark we have. In machine to machine applications, where you have more aggressive environments, the SIM card is usually the largest single point of failure and it’s a problem. So, we’ve worked with a variety of SIM card providers like Overture Card Systems, as well as Gemalto to actually take the SIM card chips and integrate them into our modules so they’re physically soldered in there. That type of product naturally puts us working with operators.

     We did an announcement recently about the deployment of this technology in Brazil where, you know, the market for untapped (phon) technology is booming and you’ll see more of these announcements. Today we have six operators that we’re in trials in and we meant to double and triple that over the next year. And that — oh, by the way — that’s also something we’re activated through our platform. So, that type of operator engagement will be increasing and I think Sierra Wireless is the exact right acquisition company to acquire us to bring that to fruition, given their position.
     ARINDER MAHAL: So, is it fair to say that up until now, the nature of your relationship with the operators has been more on the tactical level but you’re moving towards sort of a product, customer-type of a relationship or partner-type relationship and that’s where you see, sort of Sierra coming in and providing you with the channels and the necessary relationships?
     RONALD BLACK: I think definitely, it’s the channel, it’s the relationships but as Jason had said before, it’s also the broader product line. I think we become much more attractive to the operators as a combination. I think most of you have seen or write the reports that I see here in Europe but the handset business is being brutalized. Where some people are talking about it decreasing for the first time next year for a very long time and as that happens, I think the operators, at least the ones that I talk to are becoming more interested in the businesses that Jason and our company does.
     So, we hope to be a very good partner for them and help them, as we said, increase the ARPU, right? Have more broader relationships and tap into, you know, an unseen market. The market for M2M is relatively small but you should think of it as, every single product that has a micro processor in it, is a candidate for taking some data from it and there’s literally billions of these products, you know, compared to 6 billion people. So, even a small fraction of it and it’s just in the beginning. We have a huge upside to go.
     ARINDER MAHAL: And just on the smart metering side, I take it the business is relatively small right now but it is a quite growth area over the next few years. Just want to ask you to share with us, I mean, what do you really do there? Is it more traditional 2G, 2.5G based solution or are you doing something based on proprietary technology? Because a lot of the startups in the US are using, you know, mesh technology or ZigBee to do the smart meeting implementations. Just wanted to know, you know, exactly what do you do in that space?
     RONALD BLACK: Our core products are certainly around cellular-based technology but let’s take in the US and Europe; most of the time the architecture, the topology is one of a gateway. So, you’ll have a product much like an AirLink product that will have the backhaul done by cellular so it can be in a box out someplace in the neighborhood, in a residential campus and then it has other wireless or wire line technologies, be they RF. So, some ISM band type technology or ZigBee or power line conductivity and these particular things, we work with companies, customers and integrators to put those solutions together.

     We have some implementations in ZigBee on our own. We work with a set of partners and for instance, we have something that’s patented that we’re offering for essentially an open source, which is a small, pieces of software that allow you to look at every ZigBee node as if it had its own IP address. So, it’s really all of those.
     In other countries, perhaps where the physical separation between residents is larger, the actual meters themselves have embedded modules inside of them. Almost everything today is GPRS, so 2.5G but certainly in the future and especially given that the networks are evolving these products are meant to be in the field for 10, 20, 30 years, we think that we can benefit a lot from the advance there in technologies that pure wireless has because some of the operators are eventually going to want us to put that in, right, for just ensuring forward compatibility.
     ARINDER MAHAL: Right. So, right now it’s mostly the backhauling and then, you know, that’s sort of the software product that you talked about and then just want to make sure I understand you correctly, there is an intention to go to the end meters through sort of ZigBee-type or other type of technologies, or is that something that you’re not really interested in?
     RONALD BLACK: But we are interested in that. We do it. We have limited investment on our side because we focus on the cellular technology but we have reference designs, if you will. Some developed on our own, some developed with partners for all of the applications that we deploy and almost every one of these applications has multiple bearers (phon) and multiple technologies. There is cellular for the backhaul, the long distance transport and there’s other local area networks; personal area networks, for closer-in communication.
     JASON COHENOUR: Yes, I think the key takeaway there Arinder, on smart metering is, you know, together, well separately Wavecom is well positioned there now. And together, we’re more well positioned, right. So, we’ve added now in addition to 2G, 2.5G solutions and software, we’ll be adding 3G solutions as well as the AirLink gateway lineup. So, we cover a lot of the waterfront with respect to possible solutions in the smart metering environment.
     Operator, we’ll take one more question and then I think we need to wrap up the call.
     OPERATOR: There are no further questions at this time.
     JASON COHENOUR: No further questions at this time?
     Okay, well with that we’ll thank everybody for getting on today’s call and management and more specifically, Dave McLennan, I believe, will be available for one-on-one calls following this one, so thanks very much.
     OPERATOR: Ladies and gentlemen, this concludes our conference call for today. Thank you for participating. You may now disconnect your lines.
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